SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9 (Rule 14d-101) Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
INTERMUNE, INC. (Name of Subject Company)
INTERMUNE, INC. (Names of Persons Filing Statement)
Common Stock, par value $0.001 per share (Title of Class of Securities)
45884X103 (CUSIP Number of Class of Securities)
Andrew K. W. Powell
Executive Vice President
General Counsel & Secretary
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005
(415) 466-2200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Faiza J. Saeed, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of InterMune, Inc. (the “Company”) by Roche Holdings, Inc., a Delaware corporation (“Parent”) and Klee Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among the Company, Purchaser and Parent on August 22, 2014.

●    Exhibit 99.1 – Presentation used for InterMune E.U. employee town hall dated August 25, 2014.

●    Exhibit 99.2 – Presentation used for InterMune U.S employee town hall dated August 25, 2014.

Additional Information

The tender offer for the outstanding common stock of the Company has not been commenced.  This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Company common stock.  The solicitation and offer to buy Company common stock will only be made pursuant to an Offer to Purchase and related materials.  At the time the offer is commenced, Roche and Klee Acquisition Corporation, a wholly owned subsidiary of Roche, will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”) and thereafter, the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer.  Investors and security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer.  The Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed by Roche and the Company with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Roche and the Company with the SEC at the website maintained by the SEC at www.sec.gov.  Investors and security holders may also obtain free copies of the Solicitation/Recommendation Statement and other documents filed with the SEC by the Company at www.intermune.com.

Forward-Looking Statements.

Some of the statements contained in this announcement are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as regulatory approval for the transaction, the tender of a majority of the outstanding shares of common stock of the Company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Klee Acquisition Corporation and the Solicitation/Recommendation Statement to be filed by the Company.  These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements.  These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements.  Roche and the Company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise.